Contact

www.linkedin.com/in/jayhirsh
(LinkedIn)

Top Skills

Excel
Access
Strategic Planning

Jay Hirsh

Managing Partner at Break Trail Ventures
Boulder, Colorado, United States

Summary

Break Trail Ventures is an early stage venture fund based in Columbus, OH and Boulder, CO.

Experience

Break Trail Ventures
Managing Partner
2017 - Present (5 years)

L Brands
Production & Sourcing – Raw Materials
2014 - 2018 (4 years)

Mast Global
Production & Sourcing
2016 - 2017 (1 year)
Hong Kong

Victoria's Secret
Merchandise Planning
2011 - 2015 (4 years)

Education

Indiana University - Kelley School of Business

New Albany High School